

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Gary D. Newsome
President and Chief Executive Officer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710

Re: Health Management Associates, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-11141

Dear Mr. Newsome:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief